Filed by Fortive Corporation

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Fortive Corporation

Commission File Number: 001-37654

The following document was distributed to employees of Kollmorgen, Thomson, Portescap and Jacobs Vehicle Systems.

Frequently Asked Questions (FAQs) for Employees

March 7, 2018

This document has been prepared to provide employees with answers to questions regarding the announcement about the Jacobs Vehicle Systems, Kollmorgen, Portescap, and Thomson businesses combining with Altra Industrial Motion.

What We Have Communicated:

Fortive has agreed to combine Jacobs Vehicle Systems, Kollmorgen, Portescap and Thomson with Altra Industrial Motion to create one of the largest pure-play power transmission and motion control companies in the world, with expansive global scale. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in 2018.

Who is Altra Industrial Motion?

Altra Industrial Motion is a leading multinational designer, producer, and marketer of a wide range of mechanical power transmission products. Their portfolio of products includes clutches & brakes, couplings; gearing & power transmission components; and specialty braking systems.

Altra is headquartered in Braintree, Massachusetts, is traded on the NASDAQ stock exchange under the symbol “AIMC”, and has approximately 4,600 employees across the globe.

Altra Industrial Motion Highlights

•	Consists of 3 business groups

o	CCB – Couplings, Clutches and Brakes

o	ECB – Electronic Clutches and Brakes

o	Gearing

•	Well recognized and established brands, most of which have been in existence for 50 to well over 100 years

•	Has a strong track M&A track record and has been an active acquirer over the past decade.

•	Products marketed under a number of leading brand names including Ameridrives, Bauer Gear Motor, Bibby Turboflex, Boston Gear, Delroyd Worm Gear, Formsprag Clutch, Guardian Couplings, Huco, Industrial Clutch, Inertia Dynamics, Kilian, Lamiflex Couplings, Marland Clutch, Matrix, Nuttall Gear, Stieber, Stromag, Svendorg Brakes, TB Wood’s, Twiflex, Warner Electric, Warner Linear, and Wichita Clutch

•	Products are sold in over 70 countries throughout the world

•	Has developed a business management system to drive world class performance with a heavy focus on lean and continuous improvement.

•	For further information, please see their website (http://www.altramotion.com/)

Why is Fortive combining Jacobs Vehicle Systems, Kollmorgen, Portescap and Thomson with Altra?

Both companies believe that this business combination represents a unique and compelling opportunity to create a set of manufacturing businesses that is second to none for the benefit of our employees, customers and shareholders in the continued advancement of smart factories and specialty braking systems. The Fortive businesses will play a critical and strategic role in this advancement for Altra.

How is the transaction being structured?

We plan to form a new A&S subsidiary to hold the Jacobs Vehicle Systems, Kollmorgen, Portescap and Thomson businesses and will distribute ownership of that new A&S subsidiary to our shareholders in either a split-off or spin-off transaction, which will be followed by a merger of the new A&S subsidiary with a subsidiary of Altra. The newly merged company is currently being referred to as the “New Altra”. If we elect a split-off, our shareholders would have the opportunity to exchange their shares for the shares of the new A&S subsidiary. If we elects a spin-off, the shares of the new A&S subsidiary will be distributed to all of our shareholders on a pro rata basis. We will determine which approach it will take prior to closing the transaction.

What Fortive operating companies are included in this deal?

Jacobs Vehicle Systems, Kollmorgen, Portescap and Thomson and associated group employees. The Hengstler-Dynapar businesses and employees are not included in this transaction, due to the synergies that exist with the remaining Fortive businesses.

Who will lead the New Altra Industrial Motion after the transaction closes?

Carl Christenson, Altra’s President and CEO

Will all employees of these businesses be transitioned to the new company with this transaction?

With few exceptions, all employees dedicated to, or primarily supporting, these businesses will be going with the transaction.

Does Fortive intend to do this type of transaction with any other businesses?

Our growth over time has come from a combination of core growth and acquisitions. Our acquisition strategy has been to buy great companies, improve and grow them leveraging the power of FBS and continue to operate them. Over the past 25 years, we have selectively joint ventured, combined, merged or sold operating companies if we believe it is in the best interest of our employees, customers and shareholders. Going forward, we will continue to evaluate the best opportunities to create value for all stakeholders.

When will the transaction be complete?

This transaction is expected to close before the end of 2018.

What will happen in the transition period between now and closing the deal?

Both Fortive and Altra Industrial Motion will be working independently to maintain focus on our customers and run our respective businesses as usual until closing. Employees of both Fortive and Altra will continue to be employed by our respective organizations, and day-to-day responsibilities will basically remain unchanged. Most of the employees who will become part of the combined company are already employed by a legal entity which will transition to the “New Altra”. Some employees will need to transfer to a new legal entity which will transition to the “New Altra”, and we will be working out how best to transition these employees. Where applicable, we will be informing and consulting with employee representative bodies as part of that process.

Who is leading this effort?

Pat Murphy will lead our integration planning process.

Will there be any reductions in force as a result of this transaction?

Altra has expressed excitement at the skills and experience that the new employees will bring to their company. We are keenly aware of the impact and uncertainty this kind of change can bring. At this point, it would be premature to speculate on any potential outcomes of the transaction. Retention of our employees is a key priority for Altra. The leadership team will work in the best interests of our customers, employees, and shareholders, and will keep you informed of any changes that might affect you, including where applicable, communicating with the relevant employee representative bodies.

Does Fortive plan to do any restructuring between now and when the deal closes?

We will continue to run the Jacobs Vehicle Systems, Kollmorgen, Portescap, and Thomson businesses with the intention of achieving both long term and short-term results. As such, we will continue to evaluate our resource needs and make adjustments relative to our business plans and market conditions as we normally would in the course of our business.

What can I expect regarding my pay after the transaction is finalized?

Overall compensation levels will remain the same. There will be no reductions in salary.

Will our payroll change as a result of the transaction?

There will be a transition plan to move to Altra’s payroll system. A timeline is not currently established, but will be communicated once it has been established.

Will my service date change as a result of the transaction?

Altra will give each employee full credit for purposes of eligibility and vesting under any Altra benefit arrangement to the same extent such service was recognized immediately prior to the closing, unless the recognition would result in the duplication of benefits.

Will we continue to have access to our company’s intranet site?

Fortive employees will continue to have access to Fortive Connect through closing.

Will we have access to the FBS Tools, Training and FBSO moving forward?

Until closing, employees will have access to all FBS tools, training and resources, as usual. Altra has a program to drive “Operational Excellence,” and the Altra team is excited about the synergies to be derived from the combination of these two dedicated continuous improvement cultures.

Will we continue with our Talent Management processes?

This detail has not yet been determined although Altra and our businesses have long-standing commitments to attract, develop and retain talent that will continue going forward. We should assume business as usual until this is determined.

What are the expectations of me between now and when the transaction closes?

It is vital that we continue to perform our jobs to the best of our abilities during the interim between now and the closing of the transaction. We encourage questions about the transaction and will do our best to respond in a timely manner. Talk to your manager or your Human Resources Business Partner if you have any questions. You are also invited to submit questions to altraquestions@fortive.com.

What are the next steps and how will we be kept informed during the transition period?

In addition to regulatory approvals, which are in process, there will be extensive work in the upcoming months to make sure we have a smooth transition. Prior to closing, except for integration planning, the two companies will operate as they always have and your key contacts will remain the same. We will continue to use the same communication channels you are familiar with for ongoing communications including discussions with employee representative bodies. We will also continue to update the FAQs. Pat Murphy and the rest of the leadership team will continue to work with all our employees to keep you informed about the business and the transaction.

What are we telling our customers and suppliers? How will they be affected?

Our customers and suppliers are currently being notified of the transaction. Between signing the agreement and the closing date, we will make every effort to continue to service and support our customers and channel partners with no interruption.

What do I say if the press contacts me?

Communications are being prepared for many different audiences, including the media. The communications plan is being implemented on several fronts simultaneously, and will continue for several weeks. Unless you have been specifically authorized to communicate to the media, you should not do so. If contacted by the media, investors or the general public regarding this transaction, it is important that you do not comment. Instead, please forward any call or email you may receive to Lisa Curran, lisa.curran@fortive.com or (425) 446-5713.

Will we be interfacing with the Altra leadership team prior to closing?

Only select managers designated to prepare for the combination of the two businesses will be interfacing with Altra leadership prior to the closing of the transaction.

US EMPLOYEES ONLY

How will employee benefits be impacted by this transaction?

Until the closing date, employees will continue to be enrolled in the same Fortive health and welfare benefits plans with the same employee contributions as today, including Flexible Spending Accounts and Health Savings Accounts. As required by law, Fortive 401k benefits will end as of the closing date. Material benefits will be of comparable value. We will work with Altra between now and the closing date to establish the mechanism for transitioning employees to Altra benefit plans, and more information will be communicated as these details are determined.

Does Altra have a 401k plan and will I be able to participate?

Altra does have a 401k. Each employee who participated in a Fortive Savings Plan will be eligible to participate in the “New Altra” 401-k plan. More information will be communicated by Altra closer to the transaction close.

I currently have a 401k loan. How will I handle my payments?

Specifics will be communicated directly to employees with outstanding loans.

I hold Fortive stock in the 401k. How will this be handled?

These details are not yet determined. More information will be communicated as we know more.

I do not have three years of service with Fortive, and thus am not “fully vested” in the 401k plan. Will I lose all of the company matching money and company retirement contributions when the transition is finalized?

No. Employees who transfer, but are not fully vested in the Fortive 401k plan will have their accounts fully vested when the transaction closes.

What policy changes will be made?

All HR related policies will remain in effect during the time between now and closing. Beyond closing, Altra will be working on a review of core policies to determine if changes need to be considered. Any changes will be communicated.

Will we have the same holiday schedule and vacation policy?

For 2018 no changes are planned for the Fortive operating company vacation and holiday schedule. After the closing, Altra will communicate the holiday and vacation policies that will apply, if there are changes.

What happens to my current vacation balance?

Where permitted or required by law, Fortive will provide Altra with each employee’s balance of accrued but unused vacation time as of the close date.

I am currently enrolled in a college class. Will you continue to reimburse tuition?

We will continue to pay for approved courses that are completed prior to July 31, 2018.

EMPLOYEES OUTSIDE OF THE US ONLY

Will benefit plans for employees outside the US be impacted by this transaction?

We will work with Altra between now and closing on the benefits transition for our employees outside the US.    We will communicate with employees and employee representatives, where applicable, regarding this transition.

Questions for which your OpCo leadership may not have answers, can be emailed to Altraquestions@Fortive.com. We will do our best to answer these as the FAQs are updated in the future.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Altra and Newco will file registration statements with the SEC registering shares of Altra common stock and Newco common stock in connection with the proposed transaction. Altra’s registration statement will also include a proxy statement and prospectus relating to the proposed transaction. Fortive shareholders are urged to read the prospectus that will be included in the registration statements and any other relevant documents when they become available, and Altra shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Altra, Newco and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and other documents (when they are available) can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184 or by calling (781) 917-0527.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra Industrial Motion. However, Fortive, Altra Industrial Motion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Altra Industrial Motion in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on April 17, 2017. Information about the directors and executive officers of Altra Industrial Motion may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on March 24, 2017.